

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 23, 2010

Mr. Collin F. Visaggio
Chief Financial Officer
InterOil Corporation
Level 1
60-92 Cook Street
Cairns, QLD 4870, Australia

> **Re: InterOil Corporation**
> **Form 40-F for the Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
> **Response Letter Dated January 11, 2010**
> **File No. 001-32179**

Dear Mr. Visaggio.

We have reviewed your filing and response letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 40-F for the Fiscal Year Ended December 31, 2009

1.   We have considered your response of January 11, 2010 and continue to believe you should disclose (i) the fact that your flow tests, from February 26, 2009 to March 2, 2009, recovered 12.3 MMCF gas in total with a combined duration of less than 5 hours; (ii) the fact that the extrapolated daily rate of 382 MMCFD is based on the highest daily result among the tests conducted over the five day period; and (iii) the full range of test results, including the total recovery and duration of each daily result during this period, as well as the flowing/shut-in pressures associated with these results. Absent these details, your disclosure of only the highest extrapolated daily rate of 382 MMCFD constitutes the need for "further material information" as contemplated in General Instruction D(5) to Form 40-F. Please amend your 2009 Form 40-F to comply with our request.

Closing Comments

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Ron Winfrey, Petroleum Engineer at (202) 551-3704 with questions about engineering comments. Please contact John Lucas at (202) 551-5798, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief